Exhibit 17

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue queen ouest Toronto ON M5H 3S8

RECEIPT

Grown Rogue International Inc.

This is the receipt of the Ontario Securities Commission for the Short Form Base Shelf Prospectus (NI 44-102) of the above Issuer dated February 18, 2025 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Prince Edward Island, Québec, Saskatchewan and Yukon. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

*Note - This receipt has been issued to correct the jurisdictions on the receipt issued on submission #18.

February 19, 2025

Winnie Sanjoto

Winnie Sanjoto
Senior Vice President, Corporate Finance

Filing No. 06209069